FRAGMENTED INDUSTRY EXCHANGE INC.
80 MOUNTAIN LAUREL RD
FAIRFIELD CT 06824

July 10, 2014

Kristina Aberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fragmented Industry Exchange Inc.
Registration Statement on Form S-1
File No. 333-194748

Dear Ms. Aberg:

Fragmented Industry Exchange Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 3:00 p.m., Eastern Time, on Monday, July 14, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments or the declaration of effectiveness of this registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRAGMENTED INDUSTRY EXCHANGE INC.

By:	/s/ Mary Ellen Schloth
Mary Ellen Schloth
President